06006528

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAY 17 2006 MAIL PROCESSING SECTION WASH. D.C. 162

SEC FILE NUMBER
8 - 49829

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Second Street Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Bank Street
(No. and Street)

Summit (City) New Jersey (State) 07901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerard Visci (800) 328-0996
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Rd (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED JUN 22 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

KH 6/21/06

OATH OR AFFIRMATION

I, Gerard Visci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Second Street Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

ASHLEY DENIS
NOTARY PUBLIC
STATE OF NEW JE
MY COMMISSION EXPIRES ... 2010

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECOND STREET SECURITIES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

SECOND STREET SECURITIES, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

Board of Directors
Second Street Securities, Inc.

We have audited the accompanying statement of financial condition of Second Street Securities, Inc. (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Second Street Securities, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 22, 2006

SECOND STREET SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS	
Cash and cash equivalents	$ 1,482,610
Receivables from broker-dealers, net of allowance for doubtful accounts of $61,465	1,714,060
Securities owned, at market	10,154,972
Deferred income taxes	57,534
Office and computer equipment, net	69,302
Prepaid soft dollar costs	2,845,653
	$ 16,324,131
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Payable to Parent	$ 1,424,876
Accounts payable and accrued expenses	1,865,443
Income taxes payable	2,242,110
Total liabilities	5,532,429
Commitments and contingencies	
Stockholder's equity	
Common stock, $.50 par value, 1,000 shares authorized, issued, and outstanding	500
Additional paid-in capital	5,231,051
Retained earnings	5,560,151
Total stockholder's equity	10,791,702
	$ 16,324,131

See accompanying notes to financial statements.

1. Nature of business

Second Street Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a Delaware corporation and is a wholly-owned subsidiary of Advent Software, Inc. (the "Parent"). The Company conducts business on behalf of its customers with clearing brokers. These customers are principally investment advisors, that are located throughout the United States of America.

2. Summary of significant accounting policies

Revenue Recognition

The principal sources of the Company's income are agency commissions generated from securities transactions executed for its customers to whom the Parent and other vendors provide portfolio management systems and data services on the Company's behalf and a revenue sharing arrangement with a third party. See notes 5 and 6 for additional information regarding revenue recognition.

Commission income and brokerage fees are recorded on the trade date basis.

Commission revenues have been shown net of the costs of third party products or services in connection with soft dollar arrangements with clients. Under such arrangements, the Company will apply commissions received from brokerages in the form of payments against third party products or services provided to the clients. The Company does not function as the primary obligor relative to the third party products or services under the guidance of Emerging Issues Task Force ("EITF") No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments purchased with original maturities of three months or less.

Securities Owned, at Market

All securities owned, which consist of government securities with maturities of one year or less, are valued at market and unrealized gains and losses are reflected in revenues.

Office and Computer Equipment

Office and computer equipment are stated at cost less accumulated depreciation. The Company provides for depreciation on a straight-line basis over estimated use lives as follows:

Asset	Estimated Useful Life
Office and other equipment	5-6 years
Computer hardware and software	3-6 years

Repairs and maintenance expenditures, which are not considered improvements and do not extend the useful life of the equipment, are expensed as incurred.

2. Summary of significant accounting policies (continued)

Payable to Parent

Payable to Parent represents amounts paid by the Parent on behalf of the Company for normal operating costs and income taxes. Expenses paid to the Parent for operating expenses for the year ended December 31, 2005 were approximately $131,000.

Income Taxes

The Company complies with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. The Company is included in the consolidated federal income tax return filed by the Parent and files a separate state income tax return in New Jersey. Federal income taxes are calculated as if the companies filed on a separate return basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Office and computer equipment

Details of office and computer equipment at December 31, 2005 are as follows:

Office and other equipment	$ 1,834
Computer hardware and software	177,592
	179,426
Less accumulated depreciation	110,124
	$ 69,302

Depreciation expense was approximately $39,000 for the year ended December 31, 2005.

4. Receivables from broker-dealers and off-balance sheet risk

The Company introduces customers to clearing brokers with whom it has a correspondent relationship for execution and clearance in accordance with the terms of the clearance agreements. Full payment is required upon settlement of customer trades. The Company's clearing brokers are exposed to risk of loss in the event that a customer fails to satisfy its obligation. In connection therewith, the Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain related to the Company's customers. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

Securities purchased by customers in connection with these transactions are held by the clearing brokers as collateral for the amounts owed. The proceeds of securities sold by customers are held by clearing brokers as collateral for securities owed.

The receivables from the broker-dealers are pursuant to these clearance agreements.

5. Commission revenue

The Company classifies commission revenue on a net basis when they engage in soft dollaring of products and services. Under such arrangements, the Company returns a portion of its commission revenue received from its customers in the form of products or services. As a result, revenues and cost of revenues reflect revenue recognition on a net basis from these transactions as the Company is not the primary obligor.

Gross commission earned	$ 10,495,998
Less amounts returned to customers for soft dollars where the Company is not the primary obligor	(7,837,286)
Write-offs and reserves of soft dollar costs and commissions, net	(609,818)
Net commission revenue	$ 2,048,894

6. Revenue sharing agreement

The Company has an agreement with a third party in which the Company shares in commissions, and receives payments from, Sungard Institutional Brokerage ("Sungard") based on routing fees paid by customers to Sungard to route orders from Advent's order management system through Sungard's STN Network. The Company's share of the revenues generated from this arrangement for the year ending December 31, 2005 was approximately $3,876,000.

7. Net capital requirement

The Company is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital was approximately $7,625,000, which was approximately $7,257,000 in excess of its minimum requirement of $369,000.

8. *Income taxes*

The provision for income taxes consists of the following for the year ended December 31, 2005:

Current	
Federal	$ 1,157,569
State and local	339,304
	1,496,873
Deferred	
Federal	55,438
State and local	9,268
	64,706
	$ 1,561,579

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

Accrued compensation and other	$ 29,307
Amortization and depreciation	28,227
	$ 57,534

9. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, is therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

10. Concentrations of credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.

11. Major customers

During the year ended December 31, 2005, the Company derived revenues from two trading customers that individually comprise greater than 10% of total revenues. Revenue from these customers amounted to approximately $1,865,000, which accounted for 30% of total revenues. In addition, approximately $3,876,000 of revenue was derived from the Sungard revenue sharing arrangement, as described in Note 6.

12. Commitments

Lease

The Company leases office space under an operating lease which expires in June 2007.

Future minimum payments under this non-cancelable operating lease are as follows:

Year ending December 31,		
2006	$	50,038
2007		21,271
	$	71,309

Rent expense was approximately $48,000 for the year ended December 31, 2005.

Resignation and Employment Agreement

The Company's President resigned in February 2006. Pursuant to a verbal agreement, the President will continue the business affairs of the Company for a period of time while certain employees of the Parent obtain the necessary licensures necessary to continue managing and operating the Company. The impact on the operations on the Company of the President's resignation is uncertain at this time.